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                                                           Filed by GenRad, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                      1933, as amended, and Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended

                                                   Subject Company: GenRad, Inc.
                                                  Commission File No.: 001-08045


FOR RELEASE
7 A.M. THURSDAY, AUGUST 2, 2001
Contact
Richard M. Miles
978-589-7144


                    GenRad Seeking Buyer for Diagnostics Unit

WESTFORD, MA, August 2, 2001---GenRad, Inc. [NYSE: GEN], a global leader in electronics testing and manufacturing solutions, announced today that it has decided to sell its Diagnostic Solutions business unit and has received an offer from a British investment consortium.

The Diagnostic Solutions unit maintains headquarters in Manchester, UK, and specializes in support of complex electronically controlled vehicles throughout their lifecycle from design through manufacture to service.

Separately, GenRad announced that it has signed an agreement to be acquired by Teradyne, Inc., [NYSE: TER].

"For over a year, we have sought to tighten our business focus, leverage the competitiveness of our products and enhance the value of our shareholders' investment," said Robert M. Dutkowsky, GenRad's chairman, president and CEO. "A major advantage of the Diagnostic divestiture is that the unit will focus its strategic energies on developing the potential of the telematics and automotive service markets," Dutkowsky concluded.

ABOUT GENRAD, INC.

GenRad Inc. [NYSE: GEN] a global leader in electronics testing and production solutions serving the world's leading original equipment [OEM] and electronics manufacturing services [EMS] markets. GenRad's customers manufacture a wide range of advanced technology products ranging from computer, telecommunications and broadband networking devices to wireless products and enterprise hardware. With 37 offices in 22 countries, GenRad is comprised of four business units, each providing integrated hardware, software and service solutions.

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o        Process Solutions focuses on in-circuit test, x-ray test and re-work solutions enhanced by extensive software solutions providing total production line management.

o Functional Solutions focuses on functional test platforms for manufacturers of telecommunications, computers and automotive electronics.

o Diagnostic Solutions focuses on service bay and manufacturing solutions for transportation OEMs and independent service providers.

o Support and Services focuses on maintenance programs, on-site and remote support, and training to help customers optimize their hardware and software solutions.

Founded in 1915, GenRad employs about 1,300 people with worldwide headquarters in Westford, MA, USA. Listed on the New York Stock Exchange since 1978, GenRad's Web address is www.GenRad.com.

ABOUT TERADYNE

Teradyne (NYSE:TER) is the world's largest supplier of automatic test equipment and is also a leading supplier of high performance interconnection systems. Teradyne's test products are used by manufacturers of semiconductors, circuit assemblies and voice and broadband telephone networks. Teradyne's backplane assemblies and high-density connectors are used by manufacturers of communications and computing systems central to building networking infrastructure. The company had sales of $3 billion in 2000 and currently employs about 9000 people, worldwide. For information on Teradyne visit www.teradyne.com

SAFE HARBOR STATEMENT

Statements made in this press release which are not historical, including statements regarding future performance; product capabilities and markets are forward looking statements and as such are subject to a number of risks. Factors that may cause results to differ materially from those projected are discussed in GenRad's Annual Report on Form 10-K for the fiscal year ending December 30, 2000 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 under the section "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Factors That May Affect Future Results."

REQUIRED SEC FILING

This communication may be deemed to be solicitation material in respect of the proposed acquisition of GenRad by Teradyne, pursuant to an Agreement and Plan of Merger, dated as of August 1, 2001, by and between GenRad and Teradyne. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications [Release No. 33-7760] promulgated by the Securities and Exchange Commission [SEC]. GenRad and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concern any direct or indirect interest in the proposed merger of GenRad's directors and executive officers, including their beneficial ownership of GenRad common stock and the terms of change of control or similar arrangements with certain of GenRad's executive officers, may be found in GenRad's proxy statement filed with the SEC under Schedule 14A on April 6, 2001. The proxy statement is available for free both on the SEC's Web site [http://www.sec.gov] or by contacting Investor Relations at GenRad at 978-589-7000.

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In connection with the proposed merger, Teradyne will file a registration statement on Form S-4 with the SEC. Shareholders of GenRad and other investors are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's Web site [http://www.sec.gov] and from Teradyne and GenRad.

GENRAD CONTACT
Richard M. Miles
Vice President Global Communications
GenRad, Inc.
978-589-7144
milesr@genrad.com

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